



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "A. G. VOLNEY CENTER, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF APRIL, A.D. 2010, AT 4:11 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W Bullock, Secretary of State

2725833 8100

AUTHENTICATION: 7955240

100424050

DATE: 04-26-10

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:20 PM 04/26/2010
FILED 04:11 PM 04/26/2010
SRV 100424050 - 2725833 FILE

**STATE OF DELAWARE
CERTIFICATION OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
A. G. VOLNEY CENTER, INC.**

A corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of A. G. Volney Center, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED,** that the Certificate if Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:
>
> The aggregate number of shares that the Corporation shall have the authority to issue is 110,000,000 shares of capital stock, of which 100,000,000 shares are Common Stock, $0.001 par value, per share (the "Common Stock") and 10,000,000 Million (10,000,000) shares of preferred stock, $0.001 par value, per share as blank check preferred stock, par value of $.001 per share, the voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of which may be established from time to time by the Board of Directors of the Company without approval of the stockholders and which may be issued in one or more series ("Blank Check Preferred Stock")

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said A. G. Volney Center, Inc. has caused this certificate to be signed by David F. Stever, an Authorized Officer, this 26th day of April, 2010.

By: /s/ *David F. Stever*
Authorized Officer
Title: President, Chief Executive Officer & Director